UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

MOODY’S CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

615369105

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 2 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5)
8 SHARED VOTING POWER 48,000,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0 (see Item 5)
10 SHARED DISPOSITIVE POWER 48,000,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 3 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 48,000,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 48,000,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 4 OF 10 PAGES

1	NAMES OF REPORTING PERSONS OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 48,000,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 48,000,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 5 OF 10 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 48,000,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 48,000,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.02% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 6 OF 10 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 15,719,400 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 15,719,400 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,719,400 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.56% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 7 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 15,719,400 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 15,719,400 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,719,400 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.56% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 8 OF 10 PAGES

This Statement on Schedule 13D is filed with respect to 32,280,600 shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Moody’s Corporation (“MCO”) held by National Indemnity Company (“NICO” and such 32,280,600 shares, the “NICO owned shares”), and 15,719,400 shares of Common Stock held by Government Employees Insurance Company (“GEICO” and such 15,719,400 shares, the “GEICO owned shares”). The NICO owned shares and GEICO owned shares are collectively referred to herein as the “Shares.” GEICO is a wholly-owned subsidiary of GEICO Corporation (“GEICO Corp”), which is a wholly-owned subsidiary of NICO. NICO is a wholly-owned subsidiary of OBH Inc. (“OBH”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). GEICO, GEICO Corp, NICO, OBH and Berkshire are referred to herein collectively as the “Berkshire Entities.” The Berkshire Entities and Warren E. Buffett (“Mr. Buffett”) previously filed a Statement on Schedule 13G with respect to the ownership of shares of Common Stock of MCO. The Berkshire Entities and Mr. Buffett are required to file this Statement on Schedule 13D as a result of MCO repurchasing shares of its Common Stock. The Berkshire Entities have not purchased any shares of Common Stock of MCO since 2000.

Item 1.	Security and Issuer

The name of the subject company is Moody’s Corporation, and the address of its principal executive office is 250 Greenwich Street, New York, NY 10007. The class of securities to which this Statement relates is the common stock of MCO, par value $0.01 per share (“Common Stock”).

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by the Berkshire Entities and Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit A hereto.

(d); (e) During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases, using internally generated funds of NICO and GEICO, for an aggregate purchase price of $498,770,077. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4.	Purpose of Transaction

GEICO and NICO acquired the Shares for investment purposes. One or more entities within the Berkshire group of companies, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of Common Stock or other securities of MCO in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Shares, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Except as set forth above, the Berkshire Entities and Mr. Buffett have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) NICO is the holder of record of the NICO owned shares and GEICO is the holder of record of the GEICO owned shares, which, in the aggregate, constitute 20.02% of MCO’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire, which controls NICO, and NICO controls GEICO. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Shares. GEICO Corp., a direct subsidiary of NICO and the direct parent company of GEICO, also may be considered to have beneficial ownership of the GEICO owned shares.

(b) NICO has both voting and investment power with respect to the NICO owned shares and GEICO has both voting and investment power with respect to the GEICO owned shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control NICO and GEICO, directs the investments of NICO and GEICO. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 9 OF 10 PAGES

(c) None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of MCO Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of MCO.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
(1)	Joint Filing Agreement required by Rule 13d-1(k)(1)

CUSIP NO. 615369105	SCHEDULE 13D	PAGE 10 OF 10 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: January 23, 2009

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

OBH, INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary

GEICO CORPORATION

By:	/S/ MICHAEL H. CAMPBELL
Name:	Michael H. Campbell
Title:	Vice President

GOVERNMENT EMPLOYEES INSURANCE COMPANY

By:	/S/ MICHAEL H. CAMPBELL
Name:	Michael H. Campbell
Title:	Vice President

Exhibit A

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 1440 Kiewit Plaza, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Senior Vice President and Chief Financial Officer. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Susan L. Decker, William H. Gates, David S. Gottesman, Charlotte Guyman, Donald R. Keough, Thomas S. Murphy, Ronald L. Olson, and Walter Scott, Jr.

(2) OBH, Inc.

OBH, Inc., a Delaware corporation (“OBH”), is an intermediate holding company which is a direct wholly-owned subsidiary of Berkshire. The principal office of OBH is located at 1440 Kiewit Plaza, Omaha, Nebraska 68131. The executive officers of OBH are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Vice President and Treasurer. The directors of OBH are Warren E. Buffett, Marc D. Hamburg, and Forrest N. Krutter.

(3) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Phillip M. Wolf, Senior Vice President, Dale Geistkemper, Treasurer, and Forrest N. Krutter, Senior Vice President. The directors of NICO are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Ajit Jain, Forrest N. Krutter, J. Michael Gottschalk, and Daniel J. Jaksich.

(4) GEICO Corporation

GEICO Corporation, a Delaware corporation (“GEICO Corp”) is an intermediate holding company which is a direct wholly-owned subsidiary of NICO. The principal office of GEICO Corp is located at One GEICO Plaza, Washington, DC 20076. The executive offices of GEICO Corp. are Olza M. Nicely, President and Co-CEO, Louis A. Simpson, President and Co-CEO and Michael H. Campbell, Senior Vice President and CFO. The Directors of GEICO Corp. are Warren E. Buffett, Marc D. Hamburg and Forrest N. Krutter.

(5) Government Employees Insurance Corporation

Government Employees Insurance Corporation, a Maryland Corporation (“GEICO”), is a property and casualty insurance company. The principal office of GEICO is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO are Olza M. Nicely, CEO, William E. Roberts, Executive Vice President, Michael H. Campbell, Senior Vice President and Donald R. Lyons, Senior Vice President. The directors of GEICO are Michael H. Campbell, John J. Geer, Seth M. Ingall, Stephen G. Kalinsky, Donald R. Lyons, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce and William E. Roberts.

Name	Principal Occupation	Business Address
Howard G. Buffett	President of Buffett Farms	407 Southmoreland Place, Decatur, Illinois 62521

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Michael H. Campbell	Senior Vice President of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Name	Principal Occupation	Business Address
Susan L. Decker	President of Yahoo! Inc., a global Internet Brand	701 First Avenue, Sunnyvale, California 94089

Scott R. Doerr	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

William H. Gates	Chairman of the Board of Directors of Microsoft Corporation, a software Company	One Microsoft Way, Redmond, WA 98032

John J. Geer	Vice President of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Dale Geistkemper	Treasurer of National Indemnity Company	3024 Harney Street, Omaha, Nebraska 68131

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment Advisory firm	437 Madison Avenue, New York, NY 10022

J. Michael Gottschalk	Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Charlotte Guyman	Chairman of Finance Committee of Board of Directors of UW Medicine, an academic medical center	1127 Evergreen Point Road, Medina, WA 98039

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Seth M. Ingall	Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ajit Jain	Executive Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Daniel J. Jaksich	Vice President of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Stephen H. Kalinsky	Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Donald R. Keough	Chairman of Allen and Company Incorporated, an investment banking firm	DMK International 200 Galleria Parkway, Atlanta, Georgia 30339

Forrest N. Krutter	Secretary of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Donald R. Lyons	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Mark D. Millard	Vice President of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Robert M. Miller	Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Charles T. Munger	Vice Chairman of Berkshire	355 South Grand Avenue, 34th Floor, Los Angeles, California 90071-1560

Thomas S. Murphy	Former Chairman and CEO Of Capital Cities/ABC	c/o ABC Inc. 77 West 66th Street, New York, NY 10023

Olza M. Nicely	CEO, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560

Name	Principal Occupation	Business Address
Nancy L. Pierce	Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

William E. Roberts	Executive Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Walter Scott, Jr.	Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing	1025 El Dorado Boulevard, Broomfield, Colorado 80021, which is the same address for Level 3 Communications, Inc.

Louis A. Simpson	President and Co-CEO, GEICO Corp.	One GEICO Plaza, Washington, DC 20076

Phillip M. Wolf	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Donald F. Wurster	President of NICO	3024 Harney Street, Omaha, Nebraska 68131